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TRUTH & CONVICTION
Make History Come Alive with Truth & Conviction. Crowdfund Investment opens tomorrow, June 6.

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Truth & Conviction
Sponsored ·

Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

We are not accepting funds at this time but are excited to announce you can invest in this project starting June 6, 2023! We are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth
****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

ANGEL
Wow.

invest.angel.com
Get Notified if the Investment Goes Live

Learn more







Truth & Conviction

Sponsored ·

GAUGING INTEREST. We are creating a limited series called *Truth* & *Conviction* and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the limited series *Truth* & *Conviction* if we launched a crowdfunding investment.

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

TRUTH & CONVICTION
10.50.23.03
MATT
ANGEL.COM/TRUTH
-8:13
HD

invest.angel.com

Get Notified if the Investment Goes Live

Learn more









Truth & Conviction
Sponsored ·

GAUGING INTEREST. We are creating a limited series called *Truth & Conviction* and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen.*

We are not accepting funds at this time but are excited to announce you can invest in this project starting June 6, 2023! We are gauging interest to see who would be interested in investing in the limited series, *Truth & Conviction*, and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

Wow.

invest.angel.com
Get Notified if the Investment Goes Live

Learn more



Truth & Conviction

Sponsored · 🌐

 

GAUGING INTEREST. We are creating a limited series called *Truth & Conviction* and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time but are excited to announce you can invest in this project starting June 6, 2023! We are gauging interest to see who would be interested in investing in the limited series, *Truth & Conviction*, and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Gestapo officer who won't rest

invest.angel.com

Get Notified if the Investment Goes Live

[Learn more]

 

GAUGING INTEREST. We are creating a limited series called *Truth* & *Conviction* and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time but are excited to announce you can invest in this project starting June 6, 2023! We are gauging interest to see who would be interested in investing in the limited series, *Truth* & *Conviction*, and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Success in other projects does not guarantee success in this project. There is no guarantee of any return.

invest.angel.com
Get Notified if the Investment Goes Live

Learn more





Truth & Conviction
Sponsored ·

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth* & *Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

Wow.

invest.angel.com

Get Notified if the Investment Goes Live

Learn more


We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.





Truth & Conviction
Sponsored ·

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com

Get Notified if the Investment Goes Live

Learn more





Truth & Conviction
Sponsored ·

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth* & *Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

invest.angel.com

Get Notified if the Investment Goes Live

Learn more


We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Get Notified if the Investment Goes Live

Learn more


We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Get Notified if the Investment Goes Live

Learn more



Truth & Conviction

 

••• ✕

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com

Get Notified if the Investment Goes Live

Learn more





Truth & Conviction
Sponsored ·

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

VERWALTUNG
It used to be named after a street nearby
and they wanted something meaningful.

invest.angel.com

Get Notified if the Investment Goes Live

Learn more





Truth & Conviction
Sponsored ·

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

TRUTH &
CONVICTION

invest.angel.com
Get Notified if the Investment Goes Live

Learn more





Truth & Conviction
Sponsored ·

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

LEARN MORE
TRUTH & CONVICTION
ANGEL.COM/TRUTH

invest.angel.com
Get Notified if the Investment Goes Live

Learn more


Truth & Conviction
Sponsored ·

··· ✕

"We are so excited to announce that we're teaming up with *Truth & Conviction*, in order to bring to life a story that needs to be told! This is the story of German teenager, Helmuth Hübener, who stood up to Hitler in World War II...and my mom was his friend way back in 1941!

We've never really done something like this before, teaming up with a project like this, [but] we believe in it [so much] we were compelled to. This is a story that needs way more than 90 minutes and I'm so glad that it's gonna be a mini-series!" - The Piano Guys

Check out the short video for *Truth & Conviction* and learn more about the opportunity to invest in this project starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com
Get Notified if the Investment Goes Live

Learn more